UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on nominations for the Executive Board

—

Rio de Janeiro, February 2, 2023 - Petróleo Brasileiro S.A - Petrobras informs that its CEO Jean Paul Terra Prates has indicated 5 new members for the composition of the Executive Board:

•	Trading and Logistics Executive Board, Mr. Claudio Schlosser;
•	Production Development Executive Board, Mr. Carlos Travassos;
•	Exploration and Production Executive Board, Mr. Joelson Falcão;
•	Refining and Natural Gas Executive Board, Mr. William França;
•	Digital Transformation and Innovation Executive Board, Mr. Carlos Augusto Barreto.

The nominations will be submitted to the internal procedures of corporate governance, including the compliance and integrity analyses required for the company's succession process, forwarded to the Personnel Committee for appreciation and then to the Board of Directors for deliberation.

Claudio Romeo Schlosser is a chemical engineer graduated from the Federal University of Santa Maria, and a lawyer from the Pontifical Catholic University of Petrópolis - RJ. He has an MBA in Finance from FGV and Management from INSEAD and Fundação Dom Cabral, and an Executive MBA from Rice University, Houston. He joined Petrobras in 1987 as Petroleum Processing Engineer. He has over 35 years of experience in the most diverse areas of processing, marketing, and logistics of oil and oil products. Among several positions held, he was General Manager of Henrique Lage Refinery (REVAP) and Landulpho Alves Refinery (RLAM), Manager and Director of Fábrica Carioca de Catalizadores, Vice-President of Petrobras America and Executive Manager of Refining, Petrochemicals and Fertilizers of Petrobras, commanding 13 refineries, one industrial shale plant and Petrobras' petrochemical complexes and fertilizer plants.

Carlos José do Nascimento Travassos has a degree in Mechanical Engineering and has been in the market for 37 years, 4 of which at Arsenal of the Navy in Rio de Janeiro and 33 years at Petrobras, having worked in the Executive Boards of Exploration and Production and Production Development, in Brazil and abroad, both in operational and leadership positions. He currently holds the position of Executive Manager of Surface, Refining, Gas and Energy Systems, responsible for the implementation of major capital investment works.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Joelson Falcão Mendes is a mechanical engineer from the Federal University of Rio de Janeiro (UFRJ) with an MBA in business management from FGV and specialization in advanced management from INSEAD, France. He joined Petrobras in 1987 as equipment engineer and has held several managerial positions in the last 31 years. He was Operations Manager of several platforms, General Manager of the Petrobras units in Amazonas, Rio Grande do Norte and Ceará states and Campos Basin. Later, he was Executive Manager of deepwater and Executive Manager of ultra-deepwater. Currently, he was responsible for the Executive Management of Safety, Environment and Health at Petrobras. He is a member of the Board of Directors of OSLR - Oil Spill Response Limited. 36 awards issued by the largest entities in the Brazilian IT market throughout his career.

William França da Silva holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and in Law from the State University of Rio de Janeiro (UERJ), an MBA in Business Management (COPPEAD/UFRJ) and training in Strategic Management and Value Chain (INSEAD/France). He began his career at Petrobras as a processing engineer in 1988, at the Duque de Caxias Refinery/RJ (Reduc). His professional experience includes work as asset manager of the Guillermo Bell Refinery/Bolivia and general manager of the refineries: RPBC/Cubatão-SP; REGAP/Betim-MG; RLAM/Mataripe-BA; and REDUC/Duque de Caxias-RJ. He was also executive manager and director of Transpetro and Transpetro Internacional.

Carlos Augusto Barreto graduated from PUC-RJ in Information Technology, with extension courses at New York University (NYU). He holds several certifications in IT, Project Management and Process Management. Process Digital Transformation Leader with more than 25 years of experience in the corporate environment. He worked in large American banks such as the Federal Reserve and Mitsubishi Bank and companies in various industries such as Charter Communications and Cushman Wakefield. He was also a Large-scale IT Project Manager in companies such as IBM, Dun & Bradstreet, with implementations in several countries and multiple stakeholders.

Any other indications will be communicated to the market in a timely manner.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer